UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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SEC USE ONLY

DOCUMENT SEQUENCE NO.

CUSIP NUMBER

WORK LOCATION

1(a) NAME OF ISSUER (Please type or print)			(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
TD Ameritrade Holding Corporation			82-0543156	000-49992

1(d) ADDRESS OF ISSUER	STREET	CITY		STATE	ZIP CODE	(e) TELEPHONE NO.
4211 South 102nd St.			Omaha	NE	68127	AREA CODE	NUMBER
						402	331-7856

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE	(b) SOCIAL SECURITY NO.	(c) RELATIONSHIP
SECURITIES ARE TO BE SOLD	OR IRS IDENT. NO.	TO ISSUER	(d) ADDRESS	STREET	CITY	STATE	ZIP CODE

Ellen L.S. Koplow		Officer	4211 South 102nd St., Omaha, NE 68127

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the			Number of Shares	Aggregate	Number of Shares	Approximate	Name of Each
Class of	Name and Address of Each Broker Through Whom the		or Other Units	Market	or Other Units	Date of Sale	Securities
Securities	Securities are to be Offered or Each Market Maker	Broker-Dealer	To Be Sold	Value	Outstanding	(See Instr. 3(f))	Exchange
To Be Sold	who is Acquiring the Securities	File Number	(See Instr. 3(c))	(See Instr. 3(d))	(See Instr. 3(e))	(MO. DAY YR.)	(See Instr. 3(g))
Common Stock	Ameritrade, Inc. 1005 North Ameritrade Place Bellevue, NE 68005		250,000	$4,852,500 (as of April 24, 2006)	604,481,120 (as of April 21, 2006)	4/26/06	NASDAQ, NSX, ARCA

INSTRUCTIONS:

1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d)	Issuer’s address, including zip code
	(e)	Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s Social Security or I.R.S. identification number
	(c)	Such person’s relationship to the Issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold
	(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the Issuer
	(f)	Approximate date on which the securities are to be sold
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor

Title of	Date you		Name of Person from Whom Acquired	Amount of	Date of
the Class	Acquired	Nature of Acquisition Transaction	(If gift, also give date donor acquired)	Securities Acquired	Payment	Nature of Payment
Common Stock	(1)	Exercise of stock options pursuant to issuer’s 1996 Long Term Incentive Plan	TD Ameritrade Holding Corporation	250,000	(1)	(1)

INSTRUCTIONS:
1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

None
REMARKS:
(1)	Cashless exercise, with aggregate exercise price of the options netted from the proceeds received from the sale of common stock at the time of the sale

INSTRUCTIONS:	ATTENTION:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

4/25/04	/s/ Ellen L.S. Koplow

DATE OF NOTICE	(SIGNATURE)
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION:	Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)